July 29, 2020

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Anderegg, Staff Attorney Erin Jaskot, Legal Branch Chief

Re:	Vasta Platform Limited Registration statement on Form F-1, as amended

File No. 333-239686

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vasta Platform Limited (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-239686) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on July 30, 2020, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

VASTA PLATFORM LIMITED

By:	/s/ Mário Ghio Junior
Name: Mário Ghio Junior
Title: Chief Executive Officer